Exhibit 99.1

James Hardie Industries SE Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
13 August 2010	F: +353 (0) 1 497 1128
The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir
Results of Annual General Meeting
We advise that all resolutions set out in the Notice of the Annual General Meeting dated 13 July 2010 were carried at the Annual General Meeting of the company yesterday in Dublin, Ireland.
Details of votes cast are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN
1	Annual Accounts	301,490,088	92,596	343,700
2	Remuneration Report	283,363,647	17,235,503	1,335,044
3(a)	D Harrison re-election	293,825,402	7,826,523	282,259
3(b)	D McGauchie re-election	255,683,943	45,988,619	279,656
3(c)	D Dilger election	300,517,633	1,136,792	280,759
4	Fix external auditor remuneration	301,286,846	293,876	300,401
5	Grant Executive Incentive RSUs to L Gries	295,907,489	4,791,248	657,383
6	Grant Relative TSR RSUs to L Gries	281,781,590	18,910,147	657,721
Yours faithfully
Marcin Firek
Company Secretary

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at
Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), James
Osborne, Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).
Chief Executive Officer: Louis Gries
Company number: 485719